Home Federal Holdings Corporation

November 12, 2008

VIA EDGAR AND FACSIMILE (202-772-9208)

Mr. Matt McNair
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Home Federal Holdings Corporation Registration Statement on Form S-1 Filed June 10, 2008 File No. 333-151561

Dear Mr. McNair:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Home Federal Holdings Corporation (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to Wednesday, November 12, 2008, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
Exchange Commission

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Larry W. Shackelford of Troutman Sanders LLP at (404) 885-3926 and that such effectiveness also be confirmed in writing (facsimile number (404) 962-6548).

Very truly yours,

HOME FEDERAL HOLDINGS CORPORATION

By:   /s/ Clyde A. McArthur
Clyde A. McArthur
President and Chief Financial Officer